File No. 812-[    ]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the matter of

Goldman Sachs ETF Trust

Goldman Sachs Asset Management, L.P.

ALPS Distributors, Inc.

Please send all communications, notices and orders to:

Caroline L. Kraus, Esq.	Allison M. Fumai, Esq.
Goldman Sachs & Co. LLC	Stephanie A. Capistron, Esq.
200 West Street	Dechert LLP
New York, New York 10282	1095 Avenue of the Americas
New York, New York 10036

Page 1 of 9 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on August 14, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Goldman Sachs ETF Trust Goldman Sachs Asset Management, L.P. ALPS Distributors, Inc. File No. 812-	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

In this application (“Application”), the undersigned applicants, Goldman Sachs ETF Trust (the “Trust”), Goldman Sachs Asset Management, L.P. (“GSAM” or the “Adviser”) and ALPS Distributors, Inc. (the “Distributor,” and together with the Trust and the Adviser, “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the Commission to permit the operations of ActiveSharesSM ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the ActiveSharesSM ETFs listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an ActiveSharesSM ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (“Future Funds” and together with the Initial Fund, “Funds”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).
[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

II.	THE APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of Delaware. The Trust is registered under the Act with the Commission as an open-end management investment company with multiple series, including the Initial Fund and will consist of one or more series operating as ActiveSharesSM ETFs. The Trust is overseen by a Board of Trustees (the “Board”).3 The Board will maintain the composition requirements of Section 10 of the Act.

B. The Adviser

The Adviser is a limited partnership organized under the laws of Delaware, with its principal office in New York, New York. The Adviser is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with Precidian Funds LLC in order to offer ActiveSharesSM ETFs.4 Subject to approval by the Board, the Adviser serves or will serve as the investment adviser to the Funds. The Adviser to each Fund may enter into sub-advisory agreements with one or more investment advisers, each of which will serve as a sub-adviser to a Fund (each a “Sub-Adviser” and, collectively, “Sub-Advisers”), with the consent of the Board and any necessary shareholder consent. Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). The Distributor may be an affiliated person or an affiliated person of an affiliated person of that Fund’s Adviser and/or Sub-Advisers. The Distributor will distribute Shares on an agency basis. The Distributor of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers. No Distributor is, or will be, affiliated with any Exchange on which Shares are listed.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•

With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

[3]	The term “Board” includes any board of directors or trustees of a Future Fund, if different.
[4]	Aspects of the Funds are covered by intellectual property rights, including but not limited to those which are described in one or more patent applications.

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act. Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the Act.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Goldman Sachs ETF Trust

By:	/s/ Michael Crinieri
Michael Crinieri Vice President

Goldman Sachs Asset Management, L.P.

By:	/s/ Michael Crinieri
Michael Crinieri
Managing Director

ALPS Distributors, Inc.

By:	/s/ Bradley J. Swenson
Bradley J. Swenson
President, Director & Chief Operating Officer

VERIFICATION

RULE 0-2(d)

GOLDMAN SACHS ETF TRUST

The undersigned states that he has duly executed the attached Application dated August 14, 2020 for and on behalf of Goldman Sachs ETF Trust; that he is the Trustee of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Goldman Sachs ETF Trust

By:	/s/ Michael Crinieri
Michael Crinieri
Vice President

VERIFICATION

RULE 0-2(d)

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

The undersigned states that he has duly executed the attached Application dated August 14, 2020 for and on behalf of Goldman Sachs Asset Management, L.P.; that he is an Authorized Signatory of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Goldman Sachs Asset Management, L.P.

By:	/s/ Michael Crinieri
Michael Crinieri
Managing Director

VERIFICATION

RULE 0-2(d)

ALPS DISTRIBUTORS, INC.

The undersigned states that he has duly executed the attached Application dated August 14, 2020 for and on behalf of ALPS Distributors, Inc.; that he is the President, Director & Chief Operating Officer of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Distributors, Inc.

By:	/s/ Bradley J. Swenson
Bradley J. Swenson
President, Director & Chief Operating Officer

RESOLUTIONS OF GOLDMAN SACHS ETF TRUST

RESOLVED, that the officers of Goldman Sachs ETF Trust (the “Trust”) be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the Securities and Exchange Commission for an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) pursuant to Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) pursuant to Section 12(d)(1)(J) of the Act, for exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, to permit the Trust to issue series that will operate as actively managed exchange-traded funds; and be it further

RESOLVED, that the appropriate officers of the Trust, be, and each of them hereby is, authorized, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

Exhibit A

Initial Fund

The Goldman Sachs Multi-Asset Income ETF seeks to provide income and capital appreciation. The fund will invest primarily in U.S. common stocks, preferred stocks, ADRs, MLPs and ETFs. The fund will invest in ETFs to get exposure to fixed income and international equity investments. The equity portion of the fund’s portfolio will be weighted in favor of companies which pay dividends or other current income. The fund may invest in companies of any market capitalization.